# Alelo Inc.



# ANNUAL REPORT

2390 LAS POSAS RD. UNIT C P.O. BOX 454

Camarillo, CA 93010

(310) 804-1940

https://www.alelo.com/

This Annual Report is dated April 16, 2024.

## BUSINESS

Alelo Inc. (the "Issuer", the "Company", "we", "us" or "our") uses artificial intelligence to help people realize their potential, by helping them develop better communication and interpersonal skills. Alelo developed its technology originally to help military members quickly learn foreign languages and cultures, helping to reduce conflicts and even save lives. It now makes this technology available via the cloud to educational institutions and companies worldwide. Alelo offers subscriptions to its online products, and also creates custom AI simulations for its larger customers. Alelo offers consulting services to organizations who wish to transform their learning and development programs to incorporate AI. Over 500,000 people in over 25 countries have used Alelo's AI simulations and technology platform. Alelo has a wholly-owned subsidiary, Alelo TLT, LLC, which provides services to the Federal government.

**Previous Offerings**

Name: FlashSeed Preferred Stock
Type of security sold: Equity
Final amount sold: $1,505,231.00
Number of Securities Sold: 2,398,889
Use of proceeds: Product development, marketing and company operations.
Date: January 31, 2018
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $200,000.62
Number of Securities Sold: 289,856
Use of proceeds: Research & development, marketing and company operations.
Date: September 26, 2017
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $25,000.08
Number of Securities Sold: 36,232
Use of proceeds: Research & development, marketing and company operations.
Date: June 06, 2019
Offering exemption relied upon: 506(c)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results – 2023 Compared to 2022

• Circumstances which led to the performance of financial statements:
The Company has generated revenues since the first year of its operation. Initially, these revenues came from development projects for the US Government, together with some licenses for off-the-shelf products. This business provided revenues over the history of the Company but has low margins and revenues have been vulnerable to contracting delays, program funding cuts, and government shutdowns.
To facilitate transition to more promising business opportunities, in 2021 Alelo entered the XPRIZE Rapid Reskilling Competition. Alelo did well in the competition, and ultimately was one of the winners. It earned $300,000 of semifinalist prize money in 2022. However, XPRIZE ultimately closed the competition in 2023 without awarding prizes to any of the finalists, so other income in 2023 was negligible.
At the beginning of 2023 it appeared that Alelo would gain between $2 million and $4 million in revenue from new contracts Government sources. However, by midyear it became clear that none of these contracts would materialize. Therefore, in mid-2023 we reduced staff to a core group focused on the development of a new version of Enskill utilizing generative AI technology. Thanks to generative AI, our platform is more powerful and versatile, and is enabling us to attract new business and expand to train new occupations in 2024.
Year ended December 31, 2023, compared to the year ended December 31, 2022 Revenue
Revenue in 2023 was $26,957, down from $196,421 in 2022. The decrease was due primarily to the loss of Government revenue.
Cost of revenue
The cost of sales in 2023 was $4,024, down from $76,683 in 2022. The cost of revenue on development projects is a function of labor costs, which grow and decrease in proportion to the work to be done.
Operating expenses
Operating expenses in 2023 were $854,262, up 31% over 2022. The main reasons for the increase were increased R&D expenses and interest expenses.
• Historical results and cash flows:
Company revenues come from two sources: custom course development and product subscriptions. Custom course development involves significant labor costs. Our cloud-based products in contrast have low labor costs and operating costs, and scale easily to large numbers of users; as the number of users increases the gross margin percentage from operations also increases. Therefore, as the proportion of company revenues from product subscriptions increases, the overall gross margin percentage and profitability tend to increase as well.
Historically, the proportion of revenues from product revenues has been small, but investors should not expect that to be the case in the future, as demand for subscription products increases.

In 2023 the Company issued $200,000 worth of preferred stock to investor Geoffrey Rich.

### Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,487.00. [*The Company intends to raise additional funds through an equity financing*.]

### Debt

• Creditor: Estate of Eugene Hale, Sr.
Amount Owed: $114,322
Interest Rate: 6.5%
Maturity Date: September 30, 2024
Secured by Alelo’s intellectual property. As of December 31, 2023, this loan is classified as current.

• Creditor: R. Ann Johnson Estate
Amount Owed: $1,517,689
Interest Rate: 6.5%
Maturity Date: September 30, 2024
Secured by Alelo’s intellectual property. As of December 31, 2023, this loan is classified as current.

• Creditor: W. Lewis Johnson
Amount Owed: $2,910,802
Interest Rate: 6.5%
Maturity Date: September 30, 2024.
Secured by Alelo’s intellectual property. As of December 31, 2023, this loan is classified as current.

• Creditor: Small Business Administration
Amount Owed: $499,900
Interest Rate: 3.75%
Maturity Date: July 13, 2051
As of December 31, 2023, this loan is classified as current.

• Creditor: Geoffrey Rich
Amount Owed: $50,000
Interest Rate: 6.5%
Maturity Date: May 31, 2024

Secured by Alelo's intellectual property. As of December 31, 2023, this loan is classified as current.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: W. Lewis Johnson
Lewis Johnson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: President and CEO
Dates of Service: January, 2006 - Present
Responsibilities: Leads company strategy, operations, research and development, and overall management of the business.


• Position: Chairman of the Board
Dates of Service: May, 2019 - Present
Responsibilities: Leadership of the Board of Directors.


• Position: Director
Dates of Service: December, 2006 - Present
Responsibilities: Fiduciary responsibility for the Company.

Name: Thomas Lyman Chun
Thomas Lyman Chun's current primary role is with Private investor. Thomas Lyman Chun currently services <1 hour per week hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: January, 2012 - Present
Responsibilities: Fiduciary responsibility for the Company.

Name: Richard Koffler
Richard Koffler's current primary role is with Syntouch, Inc.. Richard Koffler currently services <1 hours per week hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: January, 2012 - Present
Responsibilities: Fiduciary responsibility for the Company.

Other business experience in the past three years:
• Employer: Syntouch, Inc.
Title: CEO
Dates of Service: May, 2019 - Present
Responsibilities: Overall management and strategy

Name: Karen Chiang
Karen Chiang's current primary role is with Independent consultant. Karen Chiang currently services 1 hour per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: January, 2018 - Present
Responsibilities: Fiduciary responsibility for the Company.

Other business experience in the past three years:
• Employer: Caimber, Inc.
Title: President
Dates of Service: April 2022 - President
Responsibilities: Oversee product development and sales

Name: Geoffrey Rich
Geoffrey Rich currently services 1 hours per week hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: January, 2012 - Present
Responsibilities: Fiduciary responsibility for the Company.

Other business experience in the past three years:
• Employer: Take on the Day, LLC
Title: CEO
Dates of Service: 2005-2003
Responsibilities: Overall management and strategy

Name: Jay "Eli" Eisenberg

Jay "Eli" Eisenberg's current primary role is with Straight Line Management. Jay "Eli" Eisenberg currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Interim CFO & Consultant
Dates of Service: October, 2016 - Present
Responsibilities: Eli provides consulting services to the Company through his business, Straight Line Management. Eli's service also includes acting as interim CFO for the Company where he handles financial management.

Other business experience in the past three years:
• Employer: Straight Line Management
Title: Founder & CEO
Dates of Service: November, 1991 - Present
Responsibilities: Straight Line Management provides growing companies with senior-level expertise in finance, strategic planning, and business management on a part-time or project basis. Eli runs all business aspects as CEO.

Name: Cliff Kamida
Cliff Kamida's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Vice President, Production
Dates of Service: December, 2011 - Present
Responsibilities: Management of operations

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: W. Lewis Johnson
Amount and nature of Beneficial ownership: 7,263,006
Percent of class: 47.73

Title of class: Common Stock
Stockholder Name: Chun Family Trust
Amount and nature of Beneficial ownership: 157,311
Percent of class: 0.96
Title of class: Common Stock
Stockholder Name: Karen Chiang
Amount and nature of Beneficial ownership: 6,500
Percent of class: 0.04

Title of class: Common Stock
Stockholder Name: Richard Koffler
Amount and nature of Beneficial ownership: 472,829
Percent of class: 2.89

Title of class: Preferred Stock
Stockholder Name: Lewis Johnson
Amount and nature of Beneficial ownership: 690,291
Percent of class: 22.51

Title of class: Preferred Stock
Stockholder Name: Geoffrey Rich
Amount and nature of Beneficial ownership: 289.555
Percent of class: 9.47

## RELATED PARTY TRANSACTIONS

• Name of Entity: William Lewis Johnson
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: William Lewis Johnson, an owner, provided a loan to the company.
Material Terms: On October 1, 2023, the Company received a loan from one of its shareholder Lewis Johnson in the amount of $2,910,802. The loan carries an interest rate of 6.5% per annum and matures on September 30, 2024. As of December 31, 2023, the loan is classified as current.

• Name of Entity: R. Ann Johnson Estate
Names of 20% owners: William Lewis Johnson and Richard Lawrence Johnson
Relationship to Company: Estate of family member
Nature / amount of interest in the transaction: The company has a total of 11 outstanding loans from one of its

shareholders R. Ann Johnson Estate for a combined amount of $305,000.

Material Terms: : On October 1, 2023, the Company received a loan from one of its shareholder R. Ann Johnson Estate in the amount of $1,517,689. The loan carries an interest rate of 6.5% per annum and matures on September 30, 2024. As of December 31, 2023, the loan is classified as current.

## OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company offered up to 1,550,724 of Common Stock.

• Common Stock

The amount of security authorized is 30,000,000 with a total of 12,461,691 outstanding.

Voting Rights

Each holder of our common stock is entitled to one vote per share held.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Subject to preferences that may be granted to holders of our preferred stock, holders of shares of common stock ("Common Shares") are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors (the "Board") out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Shares will be a business decision to be made by the Board from time to time based upon the results of our operations, our financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Shares may be restricted by law, loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of any liquidation event, after the payment or setting aside for payment to the holders of our preferred stock, the entire remaining assets of the Company legally available for distribution shall be distributed pro-rata to the holders of our common stock in proportion to the number of Common Shares held by them.

Rights and Preferences

The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock and any additional classes of preferred stock that we may designate in the future.

• Preferred Stock

The amount of security authorized is 12,000,000 with a total of 3,058,315 outstanding.

Voting Rights

Each holder of shares of our FlashSeed Preferred Stock ("Preferred Shares") is entitled to the number of votes equal to the number of Common Shares into which the Preferred Shares held by such holder could be converted as of the record date. The holders of Preferred Shares are entitled to vote on all matters on which the Common Shares are entitled to vote. Fractional votes are not, however, permitted and any fractional voting rights are disregarded.

Material Rights

Dividend Rights

In the event that dividends are paid on any Common Shares (other than dividends on Common Shares payable in additional shares of common stock), the Company shall pay a dividend on all outstanding Preferred Shares in a per share amount equal (on an as-if-converted-to-common-stock basis) to the amount paid or set aside for each Common Share.

Rights to Receive Liquidation Distributions

In the event of any liquidation event, the holders of Preferred Shares are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Shares by reason of their ownership of such stock, an amount per share for each Preferred Share held by them equal to the greater of (i) liquidation preference for such Preferred Share and (ii) such amount per share as would have been payable had all Preferred Share been converted into Common Stock immediately prior to such liquidation event. If upon a liquidation event, the assets of the Company legally available for distribution to the holders of the Preferred Shares are insufficient to permit the payment to such holders of the full amounts specified in this section, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro-rata among the holders of the Preferred Shares in proportion to the full amounts they would otherwise be entitled to receive.

Rights and Preferences

The rights, preferences, and privileges of the holders of Preferred Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of our Preferred Stock that we may designate from time to time in the future.

**What it means to be a minority holder**

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Our patents and other intellectual property could become unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. We currently hold 2 issued patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have an additional patent pending. We believe the most valuable component of our intellectual property portfolio is our patents and their realization in software. Much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to AI-based training and assessment. There are several potential competitors who are better positioned than we are to take the majority of the market. We may compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They do not currently have products similar to Enskill®, but they might attempt to do so. They might succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. Your rights to sell these securities are restricted. These securities have not been registered under the Securities Act of 1933, as amended. These securities may not be offered, sold, or otherwise transferred, pledged, or hypothecated except as permitted under the Act and applicable state securities laws pursuant to registration or an exemption therefrom. Our financial projections are only estimates. There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient demand for the Company's products, that people think they are a better option than the competition and are priced at a level that allows the Company to make a profit and still attract business. Creditors might demand payment of outstanding debts. The Company has outstanding promissory notes requiring balloon payments when they fall due. It is possible that a creditor will refuse to renegotiate to renew these notes when they fall due and demand immediate payment, at which time the Company might be unable to comply. General Certain statements contained in this Offering Memorandum constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue" or "believe" or the negatives thereof or other variations thereon or other comparable terminology. Due to various risks and uncertainties, including those set forth below, actual events or results or the actual performance of the Company may differ materially from those reflected or contemplated in such forward-looking statements. Uncertain Risk An investment in our Common Stock involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of our Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in this Offering Memorandum. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Any valuation at this stage is difficult to assess The valuation for this offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage startup companies, is difficult to assess and you may risk overpaying for your investment. There is no public market for the Company's Common Stock, and it is not expected that any market will develop in the foreseeable future. The shares of Common Stock sold in this offering will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). You will be required to make investment representations agreeing to restrictions on transfer necessary to satisfy the requirements of such exemption, and certificates representing the shares will bear legends indicating they are so restricted. Consequently, you may not be able to liquidate your investment and should be prepared to hold the shares for an indefinite period. The securities being offered have not been registered under the Securities Act in reliance, among other exemptions, on the exemptive provisions of Section 4(a)(6) ofthe Securities Act and Regulation Crowdfunding promulgated thereunder Similar reliance has been placed on available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, as amended, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws. The Company may not pay dividends for the foreseeable future. Although the holders of Common Stock are entitled to receiving dividends, as stated in the Company's Articles of Incorporation (as amended), holders of Common Stock are not guaranteed to receive any dividends from the Company. Accordingly, if you anticipate the need for current dividends or income from an investment in the Company's Common Stock you should not purchase any of the securities offered in the offering. The Company may not achieve an exit Like many other businesses, there are three primary ways to monetize the Company for its investors: (1) grow the business as a revenue generating entity that pays dividends to its stockholders from its operations; (2) grow the business into an attractive acquisition target and sell it; and (3) pursue an initial public offering. The Company does not plan to make distributions of profits to investors but may do so in amounts and at such times as management deems appropriate in its sole discretion. The Company can give no assurances that it will achieve any of these paths to liquidity. Terms of subsequent financings may adversely impact your investment We will likely need to engage in debt and/or equity financings in the future, which may reduce the value of your investment in our Common Stock. The extent of such possible reduction is difficult to predict in advance. Interest on debt securities could increase costs and negatively impact our operating results. Preferred stock could be issued in one or more series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of a future preferred stock financing could be more advantageous to those investors than to the holders of our Common Stock. In addition, if we need to raise more equity capital from another sale of our Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment in this offering, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will substantially depend upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds received in this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the proceeds reserved for one category to another, and we will have broad discretion in doing so. Officers and directors are entitled to certain protections from the Company The Company will indemnify the officers and directors of the Company, as well as certain persons serving in certain other capacities at the request of the Board (each, an "Indemnitee"), for losses which arise out of acts or omissions of such Indemnitee under certain circumstances. While the Company may purchase insurance for the payment of such indemnity obligations, such coverage may be insufficient for a particular claim, and existing claims may limit its ability to obtain or continue to maintain such insurance coverage at a reasonable cost. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Additional Unforeseen Risks In addition to the risks described in this section, and elsewhere in this Offering Memorandum, other risks not presently foreseeable could negatively impact the Company's business, could disrupt its operations and could cause the Company to fail. Ultimately, you bear the risk of a complete and total loss of your investment. Certain other factors may affect future success Any continued future success that the Company might enjoy will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in or increased levels of competition, including the entry of additional competitors and/or increased success by existing competitors; changes in general economic conditions; increases in labor and/or operating costs; the Company's ability to generate sufficient demand, expand its customer base and retain key customers; and reduced margins caused by competitive pressures, and/or other increased operating costs. These conditions may have a material adverse effect upon the Company's business, operating results, and financial condition. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out, and after priority liquidation preferences for equity securities, if any, have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. If the Company incurs debt, there may be risks associated with such borrowing Management of the Company has the unrestricted right to cause the Company to borrow money. If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of stockholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. Our products could fail to achieve the sales projections we are expecting Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our products currently have. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. The success of the Company's business depends on its ability to effectively market and sell its product and related services The Company's ability to establish effective marketing and advertising campaigns is the key to its success and meeting its sales projections. The Company's advertisements promote its corporate image, product and related services. If the Company is unable to increase awareness of its brand, product and related services, the Company may not be able to attract new customers. The Company's marketing activities may not be successful in promoting the product and related services the Company sells or in retaining and increasing its customer base. The Company cannot assure you that its marketing programs will be adequate to support its future growth, which may result in a material adverse effect on its results of operations. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may reduce the working capital available the Company. Our failure to obtain or maintain adequate protection for our intellectual property rights for any reason could hurt our competitive position. Our intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protections without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. We currently hold 2 issued patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have an additional patent pending. We believe the most valuable component of our intellectual property portfolio is our patents and their realization in software. Much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to AI-based training and assessment. The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional service providers in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right service providers in the right positions at the right time. This would likely adversely impact the value of your investment. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and customers that utilize our platform. Further, any significant disruption in service on Alelo or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and customers interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Alelo could harm our reputation and materially negatively impact our financial condition and business. Creditors might demand payment of outstanding debts The Company has outstanding promissory notes requiring balloon payments when they become due. It is possible that a creditor will refuse to renegotiate to renew these notes when they become due and may demand immediate payment, at which time the Company might be unable to comply. Concurrent Share Offering The Company is concurrently offering shares of preferred stock at $0.69 per share, limited to accredited investors who purchase a minimum of $10,000 worth of shares. Purchasers of common stock in this offering will receive securities with fewer rights than the preferred stock, which has full voting rights, the right to purchase additional shares to protect against dilution, and preferential rights to proceeds in the event of liquidation. The Company has incurred losses in the past and anticipates that it may incur losses in the future The Company has incurred losses in some years and anticipates that it may incur losses in the future. The Company has financed its operations primarily through private offerings of equity securities and debt and the sales of its services. The Company expects its research and development expenses to continue in connection with its services and other development activities. The Company also expects that its general and administrative expenses will continue to increase due to the additional operational and regulatory burdens applicable to technology companies. As a result, the Company expects it may continue to incur operating losses in the future. These losses, among other things, have had and will continue to have an adverse effect on the Company's stockholders' equity. The Company may not have enough funds to sustain its business until it becomes profitable. Even if the Company raises funds through a crowdfunding round, the Company may not accurately anticipate how quickly it may use such funds and if such funds are sufficient to bring the business to sustained profitability.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 16, 2024.

**Alelo Inc.**

By   /s/ *William Lewis Johnson*

      Name: <u>Alelo Inc.</u>

      Title:   CEO

Exhibit A

**FINANCIAL STATEMENTS**

# 2023 Balance Sheet ($000s)

**ASSETS**

    **Current Assets**

| | |
|---|---:|
| Cash | 37 |
| Accounts receivable | 2 |
| Prepaids and other assets | 5 |
| **Total Current Assets** | **44** |

    **Other Assets**

| | |
|---|---:|
| Intellectual property | 345 |
| Amortization | -197 |
| Capitalized software costs | 42 |
| **Total Other Assets** | **191** |
| **TOTAL ASSETS** | **234** |

**LIABILITIES AND EQUITY**

    **Liabilities**

| | |
|---|---:|
| Accounts payable | 350 |
| Credit cards | 98 |
| Unearned revenue | 2 |
| Vacation and payroll | 80 |
| SBA loans | 500 |
| Notes to members | 4776 |
| Accrued interest | 46 |
| **Total Liabilities** | **5852** |

    **Equity**

| | |
|---|---:|
| Common stock | 617 |
| Preferred stock | 2150 |
| Retained earnings | -6675 |
| Net income | -1710 |
| **Total Equity** | **-5617** |
| **TOTAL LIABILITIES AND EQUITY** | **234** |

# Statement of Earnings for Twelve Months Ended Dec. 31, 2023 ($000s)

| | |
|---|---|
| **Revenue** | 27 |
| | |
| **Cost of Revenue** | |
| Direct | 22 |
| Indirect | 217 |
| **Total Cost of Revenue** | 239 |
| | |
| **Gross Margin** | (212) |
| | |
| **Operating Expense** | |
| R&D | 646 |
| Sales & Mktg | 164 |
| G&A | 659 |
| **Total Operating Expenses** | 1469 |
| | |
| **Operating Income (Loss)** | (1681) |
| | |
| Other Income (Expense) | (20) |
| **Earning (Loss) Before Taxes** | (1710) |
| | |
| Federal income taxes | 0 |
| **Net Earnings (Loss)** | (1710) |

# Alelo Inc
# Combined Statement Of Cash Flow
### January through December 2023

|  | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** |  |
| Net Income | -1,710,119.97 |
| Adjustments to reconcile Net Income |  |
| to net cash provided by operations: |  |
| 1100-01 · Accounts Receivable | 3,765.90 |
| 1500-01 · Loan Receivable - Alelo TLT | 0.00 |
| 2100-01 · American Express | 771.67 |
| 2500-01 · Unearned Revenue | -14,641.49 |
| 2550-01 · Loan Payable - Alelo TLT | 0.00 |
| 2600-01 · Due to member:2602-01 · Lewis Johnson CV (8,9,11,12,13) | 1,316,000.00 |
| 2600-01 · Due to member:2605-01 · R. Ann Johnson CV (10) | 98,481.44 |
| 2600-01 · Due to member:2608-01 · Geoffrey Rich Loan | 250,000.00 |
| 1200-02 · Pre-paid expenses | 3,559.55 |
| 1500-02 · Loan Receivable - Alelo Inc | 0.00 |
| 2000-02 · Accounts Payable | 90,288.12 |
| 2100-02 · BofA Visa Business Card | -3,264.52 |
| 2103-02 · Union Bank Visa (6927) | -1,262.96 |
| 2110-02 · Citibank Business Card | -29.39 |
| 2320-02 · Accrued Interest | 18,852.79 |
| 2400-02 · Accrued Gross Payroll | -25,689.90 |
| 2405-02 · Accrued Vacation | -35,664.49 |
| 2410-02 · Direct Deposit Liabilities | 150.00 |
| 2420-02 · Payroll Liabilities:2421-02 · HSA Payable | -108.46 |
| 2420-02 · Payroll Liabilities:2422-02 · 401k Payable | 2,489.83 |
| 2420-02 · Payroll Liabilities:2423-02 · Payroll Taxes Payable | -489.03 |
| 2420-02 · Payroll Liabilities:2425-02 · Other Insurance Payable | -327.93 |
| 2420-02 · Payroll Liabilities:2426-02 · Roth Payable | 586.93 |
| 2550-02 · Loan Payable - Alelo Inc | 0.00 |
| **Net cash provided by Operating Activities** | -6,651.91 |
| **INVESTING ACTIVITIES** |  |
| 1790-01 · Accumulated Amortization | 14,607.00 |
| 1750-02 · Capitalized Software Costs | 21,137.04 |
| **Net cash provided by Investing Activities** | 35,744.04 |
| **Net cash increase for period** | 29,092.13 |
| **Cash at beginning of period** | 7,937.00 |
| **Cash at end of period** | 37,029.13 |

**2022 Balance Sheet ($000s)**

**ASSETS**

    **Current Assets**

| | |
|---|---|
| Cash | 8 |
| Accounts receivable | 5 |
| Prepaids and other assets | 9 |
| **Total Current Assets** | **22** |

    **Other Assets**

| | |
|---|---|
| Intellectual property | 345 |
| Amortization | -183 |
| Capitalized software costs | 64 |
| **Total Other Assets** | **226** |

**TOTAL ASSETS**      248

**LIABILITIES AND EQUITY**

    **Liabilities**

| | |
|---|---|
| Accounts payable | 260 |
| Credit cards | 101 |
| Unearned revenue | 16 |
| Vacation and payroll | 139 |
| SBA loans | 500 |
| Notes to members | 3312 |
| Accrued interest | 27 |
| **Total Liabilities** | **4356** |

    **Equity**

| | |
|---|---|
| Common stock | 617 |
| Preferred stock | 1950 |
| Retained earnings | -5821 |
| Net income | -854 |
| **Total Equity** | **-4107** |

**TOTAL LIABILITIES AND EQUITY**      248

# Statement of Earnings for Twelve Months Ended Dec. 31, 2022 ($000s)

| | |
|---|---|
| **Revenue** | 645 |
| | |
| **Cost of Revenue** | |
| Direct | 411 |
| Indirect | 293 |
| **Total Cost of Revenue** | 704 |
| | |
| **Gross Margin** | (60) |
| | |
| **Operating Expense** | |
| R&D | 437 |
| Sales & Mktg | 226 |
| G&A | 644 |
| **Total Operating Expenses** | 1307 |
| | |
| **Operating Income (Loss)** | (1367) |
| | |
| Other Income (Expense) | 514 |
| **Earning (Loss) Before Taxes** | (854) |
| | |
| Federal income taxes | 0 |
| **Net Earnings (Loss)** | (854) |

# Alelo Inc
# Combined Statement Of Cash Flow
### January through December 2022

| | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -853,836.14 |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| 1100-01 · Accounts Receivable | -4,191.00 |
| 1255-01 · Unbilled Revenue | -234.00 |
| 1500-01 · Loan Receivable - Alelo TLT | 0.00 |
| 2100-01 · American Express | -26.83 |
| 2500-01 · Unearned Revenue | 16,091.49 |
| 2550-01 · Loan Payable - Alelo TLT | 0.00 |
| 2600-01 · Due to member:2602-01 · Lewis Johnson CV (8,9,11,12,13) | 207,008.91 |
| 2600-01 · Due to member:2605-01 · R. Ann Johnson CV (10) | 718,471.76 |
| 1100-02 · Accounts Receivable | 193,621.35 |
| 1101-02 · Accounts Receivable - Alelo Inc | 19,456.66 |
| 1200-02 · Pre-paid expenses | 1,675.41 |
| 1500-02 · Loan Receivable - Alelo Inc | 0.00 |
| 2000-02 · Accounts Payable | -164,696.54 |
| 2100-02 · BofA Visa Business Card | -3,709.62 |
| 2103-02 · Union Bank Visa (6927) | -3,877.59 |
| 2110-02 · Citibank Business Card | -988.95 |
| 2320-02 · Accrued Interest | 27,482.95 |
| 2400-02 · Accrued Gross Payroll | 2,637.06 |
| 2405-02 · Accrued Vacation | -3,978.92 |
| 2420-02 · Payroll Liabilities:2421-02 · HSA Payable | -108.46 |
| 2420-02 · Payroll Liabilities:2422-02 · 401k Payable | -10,381.88 |
| 2420-02 · Payroll Liabilities:2423-02 · Payroll Taxes Payable | -0.06 |
| 2420-02 · Payroll Liabilities:2425-02 · Other Insurance Payable | -164.01 |
| 2420-02 · Payroll Liabilities:2426-02 · Roth Payable | -2,518.20 |
| 2550-02 · Loan Payable - Alelo Inc | 0.00 |
| 2620-02 · PPP Loan | -210,400.00 |
| **Net cash provided by Operating Activities** | -72,666.61 |
| **INVESTING ACTIVITIES** | |
| 1790-01 · Accumulated Amortization | 14,607.00 |
| 1750-02 · Capitalized Software Costs | 63,411.09 |
| **Net cash provided by Investing Activities** | 78,018.09 |
| **FINANCING ACTIVITIES** | |
| 3000-01 · Common Stock | 30,767.44 |
| 2703-02 · Bank of the West Restructure | -55,028.74 |
| **Net cash provided by Financing Activities** | -24,261.30 |
| **Net cash increase for period** | -18,909.82 |
| **Cash at beginning of period** | 26,843.82 |
| **Cash at end of period** | **7,934.00** |

# NOTE 1 – NATURE OF OPERATIONS

Alelo Inc. was formed on January 3, 2006 ("Inception") in the State of California. The financial statements of Alelo Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Camarillo, CA.

Alelo Inc. combines the latest avatar-based AI technology with research in human learning to help clients transform their training. Alelo technology originally spun out of USC, with funding from DARPA. The company won the DARPATech Technical Achievement Award. The products have provided effective training to 500,000 trainees in the military, in enterprises (e.g., Otsuka Pharmaceuticals) and in higher ed (e.g., Laureate International Universities). Alelo uses generative AI to create experiential learning that reacts to what each learner does. Every practice session is different, to encourage repeated practice. Alelo has a deep understanding of learning science and AI technology, to unlock the human potential to learn. Learners who use Alelo AI-powered training learn new skills at least twice as fast as conventional methods and retain and apply their skills immediately on the job. The company is a winner of the XPRIZE Rapid Reskilling competition for rapidly reskilling workers for new occupations and placing them in new jobs. Alelo also has extensive experience helping clients adapt AI and transform their training and collects learning data to measure learning gains and train and audit AI.

# NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Stock Based Compensation*
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the last three years. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

The company has $97.639 in accumulated credit card debt. The amount is significant but manageable, and has decreased somewhat since 2022.

The company has $349,912 in outstanding accounts payable. The amount is significant but manageable. The company is making regular payments and plans to convert some outstanding payments into equity.

The company has the following long-term debt obligations:
- **Creditor:** Estate of Eugene Hale, Sr.
  **Amount Owed:** $114,322
  **Interest Rate:** 6.5%
  **Maturity Date:** September 30, 2024
  Secured by Alelo's intellectual property. As of December 31, 2023, this loan is classified as current.

- **Creditor:** R. Ann Johnson Estate
  **Amount Owed:** $1,517,689
  **Interest Rate:** 6.5%
  **Maturity Date:** September 30, 2024
  Secured by Alelo's intellectual property. As of December 31, 2023, this loan is classified as current.

- **Creditor:** W. Lewis Johnson
  **Amount Owed:** $2,910,802
  **Interest Rate:** 6.5%
  **Maturity Date:** September 30, 2024.
  Secured by Alelo's intellectual property. As of December 31, 2023, this loan is classified as current.

- **Creditor:** Small Business Administration
  **Amount Owed:** $499,900
  **Interest Rate:** 3.75%
  **Maturity Date:** July 13, 2051
  As of December 31, 2023, this loan is classified as current.

- **Creditor:** Geoffrey Rich
  **Amount Owed:** $50,000
  **Interest Rate:** 6.5%
  **Maturity Date:** May 31, 2025
  Secured by Alelo's intellectual property. As of December 31, 2023, this loan is classified as current.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*
We have authorized the issuance of 30,000,000 shares of our common stock with par value of $0.001. As of December 31, 2023 the company has currently issued 12,461,691 shares of our common stock.

We have authorized the issuance of 12,000,000 shares of our preferred stock with par value of $0.001. As of December 31, 2023 the company has currently issued 3,048,315 shares of our preferred stock.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The company has the following outstanding related party transactions.
:

- **Name of Entity:** William Lewis Johnson
  **Relationship to Company:** 20%+ Owner
  **Nature / amount of interest in the transaction:** William Lewis Johnson, an owner, provided a loan to the company.
  **Material Terms:** On October 1, 2023, the Company received a loan from one of its shareholder Lewis Johnson in the amount of $2,910,802. The loan carries an interest rate of 6.5% per annum and matures on September 30, 2024. As of December 31, 2023, the loan is classified as current.

- **Name of Entity:** R. Ann Johnson Estate
  **Names of 20% owners:** William Lewis Johnson and Richard Lawrence Johnson
  **Relationship to Company:** Estate of family member
  **Nature / amount of interest in the transaction:** The company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate for a combined amount of $305,000.
  **Material Terms:** On October 1, 2023, the Company received a loan from one of its shareholder R. Ann Johnson Estate in the amount of $1,517,689. The loan carries an interest rate of 6.5% per annum and matures on September 30, 2024. As of December 31, 2023, the loan is classified as current.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 11, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

| | Preferred Stock | | Common stock | | Accumulated | Total |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Deficit | Stockholders' |
| Inception | - | $ - | - | $ - | $ - | $ - |
| Issuance of founders stock | - | - | 10,000,000 | 52,500 | - | 52,500 |
| Contributed capital | 2,826,421 | 1,950,231 | 773,942 | 534,020 | - | 2,484,251 |
| Retained earnings prior to 2021 | | | | | (4,041,595) | (4,041,595) |
| Net income (loss) | - | - | - | - | (1,779,429) | (1,779,429) |
| December 31, 2021 | 2,826,421 | $ 1,950,231 | 10,773,942 | $ 586,520 | $ (5,821,024) | $ (3,284,273) |
| | | | | | | |
| Contributed capital | - | - | 44,590 | 30,767 | - | 30,767 |
| Net income (loss) | - | - | - | - | (853,836) | (853,836) |
| December 31,2022 | 2,826,421 | $ 1,950,231 | 10,818,532 | $ 617,287 | $ (6,674,860) | $ (4,107,342) |
| | | | | | | |
| Contributed capital | 289,855 | 200,000 | - | - | - | 200,000 |
| Net income (loss) | - | - | - | - | (1,710,120) | (1,710,120) |
| December 31, 2023 | 3,116,277 | $ 2,150,231 | 10,818,532 | $ 617,287 | $ (8,384,980) | $ (5,617,462) |

I, W. Lewis Johnson, the Chief Executive Officer of Alelo Inc., hereby certify that the financial statements of Alelo Inc. and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $471,362; taxable income of -$1,763,857 and total tax of $1,600.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of the 11th of April, 2024.

W Lewis Johnson
Digitally signed by W Lewis Johnson
Date: 2024.04.11 15:02:14 -07'00'
_____ (Signature)

Chief Executive Officer_____ (Title)

April 11, 2024_____ (Date)

# CERTIFICATION

I, William Lewis Johnson, Principal Executive Officer of Alelo Inc., hereby certify that the financial statements of Alelo Inc. included in this Report are true and complete in all material respects.

*William Lewis Johnson*

CEO